August 15, 2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

       Re: Avita Medical Limited
           Draft Registration Statement on Form 20-F
           Submitted July 19, 2019
           CIK No. 0001762303

Dear Dr. Perry:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F

General

1. Please ensure that your disclosure is current. For example, we note your reference to "the first half of 2019" on page 14, "mid 2019" on page 31, May 2019 on page 32, and "the first half of 2019" on page 67.
Risk Factors, page 5

2. Your reference at the top of page 70 to uncalled capital suggests that a portion of your capital may be subject to calls. If so, please add an appropriate risk factor. Also please describe in an appropriate risk factor the risk related to your quorum requirements and voting on a show of hands mentioned on pages 70-71.
 Michael Perry
Avita Medical Limited
August 15, 2019
Page 2
We have limited experience manufacturing..., page 9

3. Please provide us your analysis of whether you must name the third-party manufacturers that are the subject of this risk factor for investors to adequately evaluate the risk.
The RECELL System, page 23

4. Refer to the last sentence of the first full paragraph on page 24 and your disclosure in the last sentence under the heading "Additional RECELL Clinical Results in Severe Burns"
         on page 28. Please see footnote 41 and the related text of Release No. 34-42728 (April
         28, 2000) regarding your responsibility when including a URL in your document, including the obligation to file the linked information as part of your document.
The RECELL System Clinical Results and Ongoing and Planned Clinical Trials, page 24

5. Where your have not already done so, please clarify which trials, if successful, you intend to be sufficient to support an application for regulatory clearance to market your product for the disclosed indications in the United States without additional trials.
         Also, please revise the second paragraph of your disclosure under the heading "BARDA
         Contract" on page 34 to clarify which of the referenced studies are complete, which have begun, and which have not begun.
Research and Development, page 34

6. We note your disclosure in the last sentence on page 48 that your research and development expenses consist primarily of expenses for contracted research and development conducted by third parties on your behalf. Please revise the disclosure in this section to clarify the extent to which your activities rely upon the efforts of third parties. Include risk factor disclosure as appropriate.
FDA and International Regulation, page 37

7. Please clarify why you cannot be certain that you comply with cGMP and other FDA and international agency and regulatory requirements as mentioned in the last sentence of the second full paragraph on page 38. Likewise, please clarify why laws, regulations and permits could require expenditure of significant amounts and why you may be identified as a potential responsible party as mentioned on page 39; it is unclear from your existing disclosure whether you are aware of violations or deficiencies. FirstName LastNameMichael applicable laws and regulations permit you to fill purchase requests
8.     Please clarify whether Perry
Comapany NameAvita the non-conformities that you mention in the last paragraph of this in the EU given Medical Limited
Augustsection. Page 2
        15, 2019
FirstName LastName
 Michael Perry
FirstName LastNameMichael Perry
Avita Medical Limited
Comapany NameAvita Medical Limited
August 15, 2019
August 15, 2019 Page 3
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FirstName LastName
Research and Development Tax Incentive, page 42

9. Please describe how your operations or the incentive have changed such that you did not record any amount for the first six months of this fiscal year. Management's Discussion and Analysis of Results of Operations, page 42

10. Provide a narrative discussion of the extent to which changes in sales of goods are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services.
11. Please tell us whether the margins under the vendor-managed inventory system mentioned on page 34 are consistent with the margins experienced in your most recent historic period disclosed in your filing and the expectations mentioned on page 43. Also, in an appropriate section of your document, clarify when that system is intended to begin and the period over which the disclosed $7.6 million is intended be received; if you do not intend to recognize the full amount upon receipt, please clarify.
Year Ended June 30, 2018 compared to Year Ended June 30, 2017, page 43

12. We note your disclosure that the largest increase in sale of goods occurred in Asia
         Pacific. Please balance this disclosure with disclosure regarding sale of goods in EMEA.
         In that regard, please also disclose management's assessment of factors and trends which are anticipated to have a material effect on your financial condition and results of operations. Also discuss the causes of material changes to the extent necessary for an understanding of your business as a whole.
Liquidity and Capital Resources, page 45

13. We note from your statement of cash flows on pages F-6 and F-55 the "R&D tax refund received" amounts. Please expand your disclosure to include information regarding this source of liquidity.
14. We note your reference to credit agreements at the top of page 14. If appropriate, please include a description of your credit agreements as an external source of liquidity and a include a brief discussion of any material unused sources of liquidity.
Compensation, page 52

15. Please update your compensation disclosure for the last full financial year. Also, please clarify how the percentages in the last three columns in the table on page 57 are calculated; for example, it is unclear why the percentages from Mr. McDonald would show 0% related to performance and 0% not related to performance.
16. Please show us how you reconcile the total compensation disclosed on page 57 and on page F-35.
 Michael Perry
FirstName LastNameMichael Perry
Avita Medical Limited
Comapany NameAvita Medical Limited
August 15, 2019
August 15, 2019 Page 4
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FirstName LastName
17. Please clarify the nature of the LTIs mentioned on page 57. For example, is each LTI one ordinary share?
Employees, page 62

18. If possible, please provide a breakdown of persons employed by main category of activity as required by Form 20-F Item 6.D.
Major Shareholders, page 63

19. Please disclose the natural person or persons who beneficially own the shares held in the name of the legal entities identified in your table in this section. Related Party Transactions, page 64

20. Please describe the services provided for the consultancy fees mentioned in this section.
Passive foreign investment company rules, page 78

21. Please clarify why the ordinary shares may not be eligible for mark-to-market treatment even if the ADSs otherwise satisfy the applicable requirement as mentioned in your fourth paragraph in this section.
Jury Trial Waiver, page 88

22. We note your reference to a jury trial waiver. Please revise the last sentence of this section regarding investors not being deemed to have waived compliance with the federal securities laws to state clearly that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Also, (1) include appropriate risk factor disclosure regarding the risks of the provision, including how it impacts claims arsing under applicable state and federal laws, and (2) clarify why your second sentence of this section suggests that there is uncertainty regarding whether a court
         would enforce the provision.                        .
Item 19. Exhibits, page 91

23. Please identify the exhibits that you intend to include with your registration statement.
Report of Independent Registered Accounting Firm, page F-2

24. Please have your auditor revise its opinion paragraph to reference the exact title of the financial statements included in the filing. For example, the reference to consolidated balance sheets should be changed to consolidated statement of financial position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Perry
Avita Medical Limited
August 15, 2019
Page 5

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Perry
                                                          Division of
Corporation Finance
Comapany NameAvita Medical Limited
                                                          Office of Electronics
and Machinery
August 15, 2019 Page 5
cc:       Christopher H. Cunningham, Esq.
FirstName LastName